Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

[redacted]

08000293

Our Ref: LB/CS/24/3

Your Ref: 82-2782

15 January 2008

Dear Sirs

RE: Stock Exchange Announcement(s)

Please find enclosed copies of the following stock exchange announcement issued on behalf of Kelda Group plc as follows:

- Kelda Group plc Scheme of arrangement

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Encl.

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KeldaGroup

Regulatory Announcements

REG-Kelda Group PLC Scheme of arrangement

Released: 14/01/2008

RNS Number:7325L
Kelda Group PLC
14 January 2008

Not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

14 January 2008

Recommended Proposals for the acquisition of Kelda Group plc ("Kelda") by Saltaire Water Limited ("Saltaire Water")

Results of Court and General Meetings

On 26 November 2007 the Board of Saltaire Water and the Board of Kelda announced that they had reached agreement on the terms of recommended Proposals (comprising the Ordinary Scheme Proposals and the B Scheme Proposals) by which all of the issued and to be issued share capital of Kelda will be acquired by Saltaire Water. A Scheme Document was posted to Kelda shareholders on 20 December 2007 setting out the terms of the recommended Proposals.

Court Meetings (the Ordinary Scheme Court Meeting and the B Scheme Court Meeting) and a General Meeting were held today at The Queens Hotel, City Square, Leeds, LS1 1PJ to consider and approve the Ordinary Scheme Proposals and the B Scheme Proposals respectively.

Kelda announces that, at the Court Meetings held today, a majority in number of Scheme Shareholders present and voting (either in person or by proxy), representing not less than 75 per cent. in value of relevant Scheme Shares, voted in favour of the resolutions to approve the Ordinary Scheme and the B

Scheme respectively.

The voting rights conferred by the Kelda Ordinary Shares held by Saltaire Water and by the trustees of The Yorkshire Water Employee's Trust were not exercised at the Ordinary Scheme Court Meeting.

At the General Meeting, also held today, each of the special resolutions put to shareholders in order to implement the Ordinary Scheme and the B Scheme were passed by the requisite majorities.

Court Meetings

The number of votes for and against the resolutions to approve the Ordinary Scheme and the B Scheme put before the Court Meetings were as follows:

Resolution to approve the Ordinary Scheme

	Number of Kelda Ordinary Scheme Shares voted	% of Kelda Ordinary Scheme Shares voted	Number of Kelda Ordinary Scheme Shareholders voting	% of Kelda Ordinary Scheme Shareholders voting
For	77,099,859	97.90	8,403	86.23
Against	1,654,390	2.10	1,342	13.77

The number of Ordinary Scheme Shares voted for the Ordinary Scheme represents 35.95% of Kelda's entire issued Ordinary Share capital*.

The number of Ordinary Scheme Shares voted against the Ordinary Scheme represents 0.77% of Kelda's entire issued Ordinary Share capital*.

* Excluding Ordinary Shares held by Saltaire Water and the trustees of The Yorkshire Water Employee's Trust.

Resolution to approve the B Scheme

	Number of Kelda B Scheme Shares voted	% of Kelda B Scheme Shares voted	Number of Kelda B Scheme Shareholders voting	% of Kelda B Scheme Shareholders voting
For	1,045,795	84.43	426	76.76
Against	192,882	15.57	129	23.24

The number of B Scheme Shares voted for the B Scheme represents 20.24% of Kelda's entire issued B Share capital.

The number of B Scheme Shares voted against the B Scheme represents 3.73% of Kelda's entire issued B Share capital.

General Meeting

The number of votes for and against the special resolutions to implement the Ordinary Scheme and the B Scheme put before the General Meeting were as follows:

Special resolution 1 (Cancellation of Ordinary Cancellation Shares; issuance of New Shares; authority to allot relevant securities in terms of Section 80 of the Companies Act; amendment to Articles of Association)

	Number of Kelda Ordinary Shares	% of Kelda Ordinary Shares voted
For	77,998,186	98.25
Against	1,392,762	1.75
Withheld	20,911,926	-

Special resolution 2 (Cancellation of B Cancellation Shares; issuance of New Shares; authority to allot relevant securities in terms of Section 80 of the Companies Act)

	Number of Kelda Ordinary Shares	% of Kelda Ordinary Shares voted
For	78,220,837	98.72
Against	1,012,089	1.28
Withheld	20,988,289	-

Timetable

The anticipated timeline of the remaining principal events required to implement the Proposals is as follows:

Event	Time/date (2008)

Latest time for Shareholders to lodge the Forms of Election or TTE messages in respect of the Loan Note Alternative	3.00 p.m. on 3 February
The following dates are subject to change (1):	
Court hearing to sanction the Schemes	4 February
Last day of dealings in, and for registration of transfers of, Ordinary Shares and B Shares	6 February
Ordinary Scheme Record Time and B Scheme Record Time	6.00 p.m. on 6 February
Court hearing to confirm the Capital Reductions	7 February
Effective Date of the Schemes	8 February
Cancellation of listing of B Shares	8 February
Cancellation of listing of Ordinary Shares	12 February
Latest date for despatch of cheques/settlement in CREST/despatch of Loan Note certificates	within 14 days after the Effective Date

Note:

(1) These times and dates are indicative only and will depend, amongst other things, on the date upon which the Conditions are satisfied or, where relevant, waived, and the date upon which the Court sanctions the Schemes and confirms the associated reductions of capital, as well as the date upon which the Court Orders are delivered to and registered by the Registrar of Companies.

All times referred to in this announcement are references to London time.

Copies of the resolutions passed at the General Meeting held today are being submitted to the Financial Services Authority and will be available for inspection at the Financial Services Authority's document viewing facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Capitalised terms used in this announcement but not defined herein shall have the meaning given to them in the Scheme Document.

Enquiries:

Citi (Joint Financial Adviser and Corporate Broker to Saltaire Water)	020 7986 4000
Simon Lindsay	
Grant Kernaghan	
David James (Corporate Broking)	
Lexicon Partners (Joint Financial Adviser to Saltaire Water)	020 7653 6000
Read Gomm	
Hichem Zebidi	
Nico Master	
HSBC (Joint Financial Adviser to Saltaire Water)	020 7991 8888
Neil Goldie-Scot	
Financial Dynamics (PR Adviser to Saltaire Water)	020 7831 3113
Andrew Dowler	
Richard Mountain	
Marc Cohen	
Kelda Group plc	01274 600 111
Kevin Whiteman	
Martin Towers	
Greenhill & Co. (Joint Financial Adviser to Kelda)	020 7198 7400
James Lupton	
Richard Morse	
Charles Barlow	
Merrill Lynch (Joint Financial Adviser to Kelda)	020 7628 1000
Richard Taylor	
Karl Lim	
Elliot Richmond	
JPMorgan Cazenove (Corporate Broker to Kelda)	020 7588 2828
John Paynter	
Robert Constant	
Tulchan (PR Adviser to Kelda)	020 7353 4200
Peter Hewer	
Dominic Fry	

If Kelda Shareholders have any questions relating to the Proposals, please telephone Capita Registrars on the Shareholder helpline on 0871 664 0435 (or, if calling from outside the UK, on +44 20 8639 3317) in each case between 9.00 a.m. and 5.00 p.m. Monday to Friday (except UK public holidays). Calls to the 0871 664 0435 number cost 10 pence per minute (including VAT) plus your service provider's network extras. Calls to the helpline from outside the UK will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Capita Registrars cannot provide advice on the merits of the Proposals nor give any financial, legal or tax advice.

This announcement is not intended to and does not constitute an offer or invitation to sell or purchase any securities or the solicitation of an offer to buy any securities pursuant to the Proposals or otherwise. The Proposals are made solely by means of the Scheme Document, which contains the full terms and conditions of the Proposals, including details of how to vote in respect of the Proposals. Shareholders are advised to read the formal documentation in relation to the Proposals carefully.

Citi, Lexicon Partners and HSBC, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Saltaire Water and no-one else in connection with the Proposals and will not be responsible to anyone other than Saltaire Water for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

Greenhill & Co., Merrill Lynch and JPMorgan Cazenove, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Kelda and no-one else in connection with the Proposals and will not be responsible to anyone other than Kelda for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the City Code

and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Saltaire Water may purchase Shares otherwise than under the Proposals, such as in the open market or privately negotiated purchases. Such purchases may be made either directly or through a broker and such purchases shall comply with the applicable laws of England, as well as the rules of the United Kingdom Listing Authority, the London Stock Exchange and the City Code. Information about such purchases will be available from a Regulatory Information Service.

The Loan Notes to be issued in connection with the Proposals have not been, nor will they be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States of America and will not be listed on any stock exchange. Further, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, and nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States of America, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States of America, Canada, Australia or Japan. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined that this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

Notice to US investors in Kelda

The Proposals relate to the shares of a UK company, are subject to UK disclosure requirements (which are different from those of the US) and are proposed to be made by means of two schemes of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in this announcement has been prepared, unless specifically stated otherwise, in accordance with

accounting standards applicable in the UK and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Saltaire Water exercises its right to implement the Proposals by way of a takeover offer, the takeover offer will be made in compliance with applicable US laws and regulations.

Neither the SEC nor any securities commission of any state of the United States has (a) approved or disapproved of the Proposals; (b) passed upon the merits or fairness of the Proposals; or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offence in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of " relevant securities" of Kelda, all "dealings" in any "relevant securities" of Kelda (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or until the date on which the Ordinary Scheme lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or, if Saltaire Water elects to effect the Ordinary Scheme Proposals by way of a takeover offer, until the date on which any such offer for the ordinary share capital of Kelda becomes or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Kelda, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Kelda by Saltaire Water or Kelda, or by any of their respective " associates", must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of

securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

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